Exhibit (a)(5)(D)

AAH HOLDINGS CORPORATION SUCCESSFULLY ACQUIRES APPROXIMATELY 92.6% OF FACTORY
CARD & PARTY OUTLET CORP. COMMON SHARES

     Elmsford, NY and Naperville, IL, November 16, 2007 — AAH Holdings Corporation and Factory Card & Party Outlet Corp. (Nasdaq: FCPO) today jointly announced the expiration, as of 11:59 p.m., Eastern time, on November 15, 2007, of the subsequent offering period in the tender offer made by Amscan Acquisition, Inc., an indirect wholly-owned subsidiary of AAH Holdings, for all of the outstanding shares of Factory Card & Party Outlet common stock at $16.50 per share, net to the seller in cash, without interest and less any required withholding taxes. According to the final report of the depositary for the offer, as of the expiration of the subsequent offer period, 3,182,850 shares, representing approximately 92.6% of the outstanding common stock of Factory Card & Party Outlet, were validly tendered and not withdrawn.

     In accordance with the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, among Amscan Holdings, Inc., Amscan Acquisition and Factory Card & Party Outlet, Amscan Acquisition will merge with and into Factory Card & Party Outlet, and Factory Card & Party Outlet will become a wholly-owned subsidiary of Amscan Holdings. In the merger, each share of Factory Card & Party Outlet’s outstanding common stock will be cancelled and (except for shares held by Amscan Holdings, its subsidiaries or stockholders properly exercising statutory appraisal rights under Delaware law) will be converted into the right to receive $16.50 per share, net to the seller in cash, without interest and less any required withholding taxes. Thereafter, Factory Card & Party Outlet’s common stock will cease to be traded on the Nasdaq Global Market. It is currently anticipated that the merger will be implemented on an expedited basis pursuant to the short-form procedure available under Delaware law. Following the merger, instructions will be mailed to Factory Card & Party Outlet stockholders who did not tender in the offer outlining the steps to be taken to obtain the merger consideration.

About Factory Card & Party Outlet Corp.

     Founded in 1989, Factory Card & Party Outlet Corp. is well-recognized by consumers as a source of social expressions and party supply merchandise, including greeting cards, gift wrapping, ribbon, party supplies, balloons and novelty and celebratory items for birthdays, holidays and other festive occasions, sold at everyday value prices. It has 185 stores in 19 states, chiefly in the Midwest and Mid-Atlantic states, and has approximately 2,700 associates. For more information, visit www.factorycard.com.

About AAH Holdings Corporation

     AAH Holdings Corporation, a company primarily owned by Berkshire Partners, Weston Presidio and AAH Holdings management, designs, manufactures, and distributes party goods, including paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery. AAH Holdings’ retail division currently operates more than 428 company-owned stores and has approximately 330 franchise stores in the United States. After giving effect to the acquisition, AAH Holdings’ operating units will have annual sales of approximately $1.4 billion. Including the sales of franchisee-owned stores, total network sales will be approximately $2.0 billion. AAH Holdings also operates a division of temporary Halloween stores operating as Halloween USA. For more information, visit www.amscan.com and www.partycity.com.

Notice to Investors:

     This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer was made pursuant to a tender offer statement on Schedule TO (including the

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     Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, filed by Amscan Holdings, Inc., a wholly-owned subsidiary of AAH Holdings with the Securities and Exchange Commission (SEC). Stockholders should read the tender offer statement (and related materials), as amended, because they contain important information. Those materials may be obtained for no charge on the SEC’s website at www.sec.gov.

     Statements in this press release regarding the proposed acquisition of Factory Card & Party Outlet Corp., regarding the timing and consummation of the transaction and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements that are based on management’s beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes”, “will”, “plans”, “anticipates”, “expects” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to satisfy the merger agreement conditions and consummate the transaction, the level of stockholder acceptance of the proposed transactions, and the other factors described in the Annual Report on Form 10-K for the year ended December 31, 2006 of Amscan Holdings, Inc., a subsidiary of AAH Holdings, Factory Card & Party Outlet Corp.’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and their respective subsequent SEC filings. This press release speaks only as of the date hereof, and except to the extent required by law, AAH Holdings Corporation and Factory Card & Party Outlet Corp. disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Investor Contacts:
Timothy J. Benson
Factory Card & Party Outlet Corp.
(630) 579-2231
TBenson@factorycard.com

Robert J. Small
AAH Holdings Corporation
(617) 227-0050
RSmall@BerkshirePartners.com

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